Exhibit 99.7

The Way Forward O SHAREHOLDERS 2017 LETT ER T

A Message from the Chair Dear Shareholder, As a leader in design, manufacturing and supply chain solutions for the world’s most innovative companies, we believe that Celestica is well positioned to manage its growth initiatives while navigating the end-market volatility we saw in 2017. The Board was pleased with how Celestica responded to a difficult market throughout the year. To further build deeper, trusted partnerships with its customers and to drive operational excellence, Celestica bolstered leadership across its business and reorganized its global teams throughout 2017. The Board remains supportive of Celestica’s strategy, which is underpinned by the company’s continued focus on achieving strong financial performance, thoughtful capital allocation and a solid balance sheet. The company intends to be a disciplined steward of capital as it continues to transform to meet the evolving needs of its customers. We have great confidence in Celestica’s direction and we look forward to working with the company’s management team as it continues its efforts to position Celestica for long-term success. I thank you for the trust you have placed in Celestica. We remain committed to delivering strong results for you, our shareholders. In 2017, Celestica continued forward on its transformational journey in an effort to diversify revenue and drive profitable growth. Under Rob Mionis’ leadership, the Celestica team has remained consistent in executing a strategy focused on growing the company’s Advanced Technology Solutions business, while maintaining its strong and differentiated Connectivity and Cloud Solutions business.* Sincerely, Bill Etherington CHAIR OF THE BOARD

A Message from the CEO Dear Shareholder, Two years ago, we established a roadmap to accelerate the growth of our Advanced Technology Solutions (ATS) business, and to expand our Connectivity and Cloud Solutions (CCS) business into higher-value services. Despite challenging end-market dynamics, our revenue in 2017 was $6.1 billion, representing a 2% increase compared to 2016. In 2017, revenue of $1.95 billion from our ATS end market was relatively flat compared to 2016, as growth from strong demand and new programs was offset by a 7% revenue decline due to our exit from the solar panel business. However, we have been investing in our ATS business, and over the last two years, its overall margin profile has significantly improved. Growing our ATS business, which represents about one-third of our total revenue, remains one of our top priorities as we seek to expand our capabilities and diversify the company’s end-market revenue base. Despite the volatility in our CCS end markets in 2017, we increased our communications end-market revenue by 4% compared to 2016, and maintained flat revenue from our enterprise end market. IFRS earnings per share were $0.72 for 2017, compared to $0.95 for 2016. Adjusted earnings per share (non-IFRS)** were $1.19 for 2017, compared to $1.40 in 2016. Both IFRS earnings per share and non-IFRS adjusted earnings per share** benefited in 2016 from a net tax benefit of $0.22. While the challenging end-market environment affected our results in 2017, our diversification and growth strategy are expected to drive more stable and improved performance in 2018. Celestica’s reputation is built on the quality of our people, our ability to solve complex challenges and our expertise in advanced technologies. Today, we continue to build on these strengths to enable the world’s best brands to unlock the potential of the future, transforming and evolving to meet the needs of our customers and the markets that we serve.*

ADVANCED TECHNOLOGY SOLUTIONS

EXPANDING CAPABILITIES TO DRIVE PROFITABLE GROWTH

We are committed to growing our ATS end market, which primarily includes our aerospace and defense, industrial, smart energy, healthcare and semiconductor equipment businesses, to expand our margins and grow and diversify our revenue base.

Our ATS end market continues to benefit from new programs, and we anticipate the momentum in our ATS end market to continue into 2018, as we ended 2017 with the best single quarter of bookings this end market has experienced in the last four years.



> Our growth in these markets aligns with our value proposition of providing solutions for high-complexity and highly regulated products. We are pleased with the progress we are making and remain focused on driving improved quality and competitiveness for our customers through solutions that span the entire product lifecycle.

In the aerospace and defense market, Celestica is a market leader. We deliver innovative, high-quality solutions in areas such as advanced avionics, guidance controls, power distribution and cockpit electronics. We intend to expand our capabilities in this market through acquisitions, such as our anticipated acquisition of Atrenne Integrated Solutions, Inc., a leading designer and manufacturer of ruggedized electromechanical solutions serving multiple markets, primarily for military and commercial aerospace applications. This acquisition is anticipated to add over $80 million to our annual ATS revenue, and is expected to close in Q2 2018, subject to regulatory approvals and customary closing conditions.

The investments we are making to drive growth and expand our capabilities in ATS are intended to contribute to positive and consistent results, and we anticipate this positive momentum to continue in 2018.

CONNECTIVITY AND CLOUD SOLUTIONS

DELIVERING VALUE-ADDED SERVICES

In CCS, we help enable some of the world's most innovative companies to stay ahead of rapidly changing markets and technologies. We have a firmly established reputation for excellence that is a result of the strong performance and significant value we have delivered to our customers in these markets for more than two decades.

Our CCS business continues to be impacted by dynamic demand which had an adverse effect on volumes, pricing and margins in 2017. The volatility in our CCS business is a result of some challenging market factors, but we continue to win new programs from Original Equipment Manufacturers who entrust Celestica to help enable the most critical electronic infrastructures in the world.



> We are seeing continued and steady growth in our Joint Design and Manufacturing (JDM) business. Our JDM portfolio includes fully customizable solutions that support our customers' strategies so they can deliver unique, differentiated end products for their markets. We work hand-in-hand with our customers, driving innovation and helping them rise to the challenges of rapidly evolving markets.

In 2017, we launched 29 new JDM programs and added 12 new JDM customers. We have leveraged important new capabilities in expanding this business, and in 2017, our JDM business represented 10% of our CCS sales, with JDM revenue growing 12% compared to 2016. With the launch of our refreshed brand last year, we are heralding an exciting new chapter in Celestica’s evolution as we reinforce our commitment to delivering bold solutions that solve customer challenges, drive innovation and create value. At this time of important change for Celestica, I would like to thank our more than 27,000 talented employees for their unwavering commitment to our strategy and for delivering excellence to our customers every day. It is through their commitment and exceptional operating performance that we believe this company will create long-term value for our shareholders. THE WAY FORWARD I am pleased with the progress we made in our strategy throughout 2017, despite a challenging business environment. As we look to the future, we are focused on accelerating this progress, and building on the fundamental priorities I established when I first joined Celestica, including: Sincerely, • Grow and diversify our customer and product portfolios through organic growth and acquisitions Increase margins in our ATS end market while continuing to invest in capabilities and targeted end markets Generate strong annual free cash flow** and adjusted return on invested capital** Improve execution, and increase productivity and simplification throughout the organization • Rob Mionis PRESIDENT AND CHIEF EXECUTIVE OFFICER • • While we will continue to invest in growth initiatives, we also remain committed to enhancing returns to our shareholders through share repurchase programs. To this end, we launched a Normal Course Issuer Bid in November of 2017, allowing us to purchase up to 10% of our public float through November 2018. be an important year we continue to accelerate our strategy for profitable e are excited for future * These letters contain forward-looking statements. See Cautionary Note Regarding Forward-Looking Statements on page 8. ** Adjusted earnings per share, free cash flow and adjusted return on invested capital are non-IFRS financial measures. A description of the definition, uses and limitations of these measures, as well as reconciliations to the most directly comparable IFRS measures can be found in the “Financial Highlights” table. and remain steadfast in our ommitment to drive shareholder 201 for 8 will Celestic a, as gro wth. W the c value.

Financial Highlights*

(IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)		2017		2016		2015
OPERATIONS						
Revenue	$	6,110.5	$	6,016.5	$	5,639.2
IFRS gross margin %		6.8%		7.1%		6.9%
Non-IFRS adjusted gross margin % (1) (2)		7.1%		7.4%		7.2%
IFRS selling, general and administrative expenses (SG&A) %		3.3%		3.5%		3.7%
Non-IFRS adjusted SG&A % (1) (2)		3.1%		3.2%		3.3%
Non-IFRS operating earnings (adjusted EBIAT) (1) (3) (4)	$	216.5	$	221.2	$	194.8
Non-IFRS operating margin (adjusted EBIAT %) (1) (3) (4)		3.5%		3.7%		3.5%
IFRS effective tax rate %		21%		15%		39%
IFRS net earnings	$	105.0	$	136.3	$	66.9
IFRS net earnings per share - diluted	$	0.72	$	0.95	$	0.42
Non-IFRS adjusted net earnings (1) (5) (10)	$	172.3	$	200.9	$	145.0
Non-IFRS adjusted net earnings per share - diluted (1) (5) (10)	$	1.19	$	1.40	$	0.92
BALANCE SHEET DATA						
Cash	$	515.2	$	557.2	$	545.3
Borrowings under credit facilities	$	187.5	$	227.5	$	262.5
Total current assets	$	2,455.5	$	2,346.5	$	2,124.0
Total current liabilities	$	1,266.8	$	1,245.7	$	1,133.4
Working capital, net of cash (6)	$	635.4	$	523.8	$	396.3
Non-IFRS free cash flow (1) (7)	$	21.0	$	110.2	$	113.2
Equity	$	1,350.7	$	1,238.8	$	1,091.0
KEY RATIOS						
Non-IFRS days sales outstanding (1) (8)		45		43		43
Non-IFRS inventory turns (1) (8)		6x		6x		7x
Non-IFRS cash cycle days (1) (8)		51		45		44
IFRS ROIC (1) (9)		11.7%		15.2%		11.1%
Non-IFRS adjusted ROIC (1) (9)		19.1%		20.8%		19.8%
WEIGHTED AVERAGE SHARES OUTSTANDING						
Basic (in millions)		143.1		141.8		155.8
Diluted (in millions)		145.2		143.9		157.9
Total shares outstanding at December 31 (in millions)		141.8		140.9		143.5

* The “Financial Highlights” table includes data prepared in accordance with International Financial Reporting Standards (IFRS) and non-IFRS measures.

1.          Management uses non-IFRS measures to assess operating performance and the effective use and allocation of resources; to provide more meaningful period-to-period comparisons of operating results; to enhance investors’ understanding of the core operating results of Celestica’s business; and to set management incentive targets. We believe investors use both IFRS and non-IFRS measures to assess management’s past, current and future decisions associated with our priorities and our allocation of capital, as well as to analyze how our business operates in, or responds to, swings in economic cycles or to other events that impact our core operations. We believe the non-IFRS measures presented herein are useful to investors, as they enable investors to evaluate and compare our results from operations and cash resources generated from our business in a more consistent manner (by excluding specific items that we do not consider to be reflective of our ongoing operating results) and provide an analysis of operating results using the same measures our chief operating decision makers use to measure performance. The non-IFRS financial measures result largely from management’s determination that the facts and circumstances surrounding the excluded charges or recoveries are not indicative of the ordinary course of our ongoing operation of our business. Our non-IFRS measures include adjusted gross profit, adjusted gross margin, adjusted SG&A, adjusted SG&A as a percentage of revenue, operating earnings (adjusted EBIAT), operating margin (adjusted EBIAT as a percentage of revenue), adjusted net earnings, adjusted net earnings per share, free cash flow, days sales outstanding, inventory turns, cash cycle days and adjusted return on invested capital (adjusted ROIC). Non-IFRS measures do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. Non-IFRS measures are not measures of performance under IFRS and should not be considered in isolation or as a substitute for any standardized measure under IFRS, Canadian or U.S. GAAP. The most significant limitation to management’s use of non-IFRS financial measures is that the charges or credits excluded from the non-IFRS measures are nonetheless charges or credits that are recognized under IFRS and that have an economic impact on us. Management compensates for these limitations primarily by issuing IFRS results to show a complete picture of our performance, and reconciling non-IFRS results back to IFRS results where a comparable IFRS measure exists.

2.          Non-IFRS adjusted gross margin is calculated by dividing non-IFRS adjusted gross profit by revenue. Non-IFRS adjusted gross profit is calculated by excluding employee stock-based compensation expense and other solar charges (inventory write-down) from IFRS gross profit. Non-IFRS adjusted SG&A percentage is calculated by dividing non-IFRS adjusted SG&A by revenue. Non-IFRS adjusted SG&A is calculated by excluding employee stock-based compensation expense and other solar charges (accounts receivable write-down) from IFRS SG&A.

3.          Management uses non-IFRS operating earnings (adjusted EBIAT) as a measure to assess our operational performance related to our core operations. Non-IFRS adjusted EBIAT is defined as earnings before finance costs (consisting of interest and fees related to our credit facility, our accounts receivable sales program and a customer’s supplier financing program), amortization of intangible assets (excluding computer software) and income taxes. Non-IFRS adjusted EBIAT also excludes, in periods where such charges have been recorded, employee stock-based compensation expense, restructuring and other charges, including acquisition-related consulting, transaction and integration costs (net of recoveries) and Toronto transition costs (recoveries), impairment charges, other solar charges, and refund interest income with respect to amounts previously held on account with Canadian tax authorities.

4.          Refund interest income represents the refund of interest on cash previously held on account with tax authorities in connection with the resolution of certain previously-disputed tax matters in the second half of 2016.

5.          Non-IFRS adjusted net earnings is defined as net earnings before employee stock-based compensation expense, amortization of intangible assets (excluding computer software), restructuring and other charges, including acquisition-related consulting, transaction and integration costs (net of recoveries) and Toronto transition costs (recoveries), impairment charges, other solar charges, and adjustment for taxes (explained in note 10 below). We have provided a reconciliation of adjusted net earnings to IFRS net earnings in the table.

6.          Working capital, net of cash, is calculated as accounts receivable and inventory less accounts payable, including accrued and other current liabilities and provisions.

7.          Management uses non-IFRS free cash flow as a measure, in addition to IFRS cash flow provided by (used in) operations, to assess our operational cash flow performance. We believe non-IFRS free cash flow provides another level of transparency to our liquidity. Non-IFRS free cash flow is defined as cash provided by (used in) operations after the purchase of property, plant and equipment (net of proceeds from the sale of certain surplus equipment and property), finance lease payments, repayments from a former solar supplier, and finance costs paid. As a measure of liquidity, in periods when it is relevant (third quarter of 2015), non-IFRS free cash flow also included deposits received on the anticipated sale of real property (see note 18 to our 2017 annual audited consolidated financial statements). Similarly, it is our intention to include any amounts received from the purchasers of our Toronto real property (should the sale be consummated) in non-IFRS free cash flow in the period of receipt. Note that non-IFRS free cash flow, however, does not represent residual cash flow available to Celestica for discretionary expenditures.

8.          Non-IFRS days sales outstanding (or days in accounts receivable) is calculated as average accounts receivable divided by average daily revenue. Non-IFRS inventory turns is calculated as cost of sales for the year divided by average inventory. We use a five-point average to calculate average accounts receivable and inventory for the year. Non-IFRS cash cycle days is calculated as the sum of days in accounts receivable and days in inventory minus days in accounts payable.

9.          Management uses non-IFRS adjusted ROIC as a measure to assess the effectiveness of the invested capital we use to build products or provide services to our customers, by quantifying how well we generate earnings relative to the capital we have invested in our business. Our non-IFRS adjusted ROIC measure reflects non-IFRS operating earnings, working capital management and asset utilization. Non-IFRS adjusted ROIC is calculated by dividing non-IFRS adjusted EBIAT by average net invested capital. Net invested capital consists of the following IFRS measures: total assets less cash, accounts payable, accrued and other current liabilities and provisions, and income taxes payable. We use a five-point average to calculate average net invested capital for the year. A comparable measure under IFRS would be determined by dividing IFRS earnings before income taxes by net invested capital, however, this measure (which we have called IFRS ROIC), is not a measure defined under IFRS.

10.    The adjustment for taxes, as applicable, represent the tax effects on the non-IFRS adjustments.

Cautionary Note Regarding Forward-Looking Statements: Both our Chair and CEO letters contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws, including with respect to: evolving our customer and product portfolios; expanding our capabilities and diversifying our revenue base; our commitment to growing our ATS business and anticipated continued momentum in this end market; our anticipated performance in 2018; our intention to continue to invest in growth initiatives; the impact of our diversification and growth strategy on our performance; our ability to help customers navigate a new era of increased complexity and competition; our ability to influence our customers’ success; our intention to expand our capabilities in the aerospace and defense market through acquisitions; our ability to manage our growth initiatives while navigating volatility in our end markets; our intention to be a disciplined steward of our capital; our anticipated acquisition of Atrenne Integrated Solutions, Inc. (Atrenne) and the expected timing thereof, as well as our expectations with respect to Atrenne’s impact on our growth strategy, our capabilities and our ATS revenue should the transaction be consummated; the anticipated impact of our investments in our ATS business; our ability to achieve our goal of continued profitable growth; our expected continued focus on building trusted relationships with our customers and solving complex technology challenges that drive greater value; our priorities; our intention to continue share buy-backs through our current normal course issuer bid (NCIB), and other statements relating to our future strategies, plans, objectives, opportunities and goals. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “continues”, “project”, “potential”, “possible”, “contemplate”, “seek” or similar expressions, or may employ such future or conditional verbs as “may”, “might”, “will”, “could”, “should” or “would” or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For these statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, and in applicable Canadian securities laws.

Forward-looking statements are predictive in nature, and are based on current expectations, forecasts or assumptions. Forward-looking statements are provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from conclusions, forecasts or projections expressed in such forward-looking statements, including, among others, risks related to: our customers’ ability to compete and succeed in the marketplace with the services we provide and the products we manufacture; changes in our mix of customers and/or the types of products or services we provide; seasonality impacting the quarterly revenue of some portions of our business; price, margin pressures and other competitive factors generally affecting, and the highly competitive nature of, the EMS industry; price and other competitive factors affecting our communications and enterprise end markets; higher concentration of fulfillment services and/or other lower margin programs impacting gross profit; managing our operations, growth initiatives and our working capital performance during uncertain market and economic conditions; responding to changes in demand, rapidly evolving and changing technologies, and changes in our customers’ business and outsourcing strategies, including the insourcing of programs; customer concentration and the challenges of diversifying our customer base and replacing revenue from completed or lost programs, or customer disengagements; customer, competitor and/or supplier consolidation; changing commodity, material and component costs, as well as labor costs and conditions; disruptions to our operations, or those of our customers, component suppliers and/or logistics partners, including as a result of global or local events outside our control, including as a result of Britain’s intention to leave the European Union (Brexit) and/or policies or legislation proposed or instituted by the current administration in the U.S.; the impact of new U.S. tax reform on our operations, or those of our customers, component suppliers and/or logistics partners; retaining or expanding our business due to execution issues relating to the ramping of new or existing programs or new offerings; the expansion or consolidation of our operations; the incurrence of future impairment charges or other write-downs of assets; recruiting or retaining skilled talent; the potential negative impact of transitions resulting from our restructuring actions on our operations; changes to our organizational model; current or future litigation and/or governmental actions and/or changes in legislation; our ability to recover outstanding accounts receivable from a former solar supplier; delays in the delivery and availability of components, services and materials, including from suppliers upon which we are dependent for certain components; non-performance by counterparties; our financial exposure to foreign currency volatility, including stock market volatility and currency exchange rate fluctuations resulting from Brexit and/or policies or legislation proposed or instituted by the current administration in the U.S.; our dependence on industries affected by rapid technological change; the variability of revenue and operating results; managing our global operations and supply chain; increasing income and other taxes, tax audits, and challenges of defending our tax positions, and obtaining, renewing or meeting the conditions of tax incentives and credits; our restructuring actions, including achieving the anticipated benefits therefrom; integrating any acquisitions or strategic transactions (including “operate in place” arrangements); defects or deficiencies in our products, services or designs; computer viruses, malware, hacking attempts or outages that may disrupt our operations; any failure to adequately protect our intellectual property or the intellectual property of others; compliance with applicable laws, regulations and social responsibility initiatives; any U.S government shutdown; our having sufficient financial resources and working capital to fund currently anticipated financial obligations and to pursue desirable business opportunities, and potential negative impacts on our liquidity as a result of acquisitions; the potential that conditions to closing the sale and related leases with respect to our real property in Toronto may not be satisfied on a timely basis or at all; the costs, timing and/or execution of relocating our existing Toronto manufacturing operations and/or corporate headquarters proving to be other than anticipated; the failure to obtain (or a delay in obtaining) the necessary regulatory approvals or the failure to satisfy other closing conditions required for our purchase of Atrenne; a material adverse change at Atrenne; the failure to consummate our purchase of Atrenne in a timely manner or at all; our failure to obtain adequate funding for the acquisition on acceptable terms; the Atrenne purchase price varying from the expected amount; if the acquisition is consummated, a failure to achieve the anticipated benefits therefrom, to successfully integrate the acquisition, and/or to further develop our capabilities in the aerospace and defense market; and potential negative impacts resulting from significant uses of cash and/or any future securities issuances or increased third-party indebtedness for acquisitions or to otherwise fund our operations. These and other material risks and uncertainties, as well as other information related to the Company, are discussed in the Company’s various public filings at www.sedar. com and www.sec.gov, including our Annual Report on Form 20-F filed with, and subsequent reports on Form 6-K furnished to, the U.S. Securities and Exchange Commission, and as applicable, the Canadian Securities Administrators. Information related to the Company may be requested by contacting Celestica Investor Relations at clsir@celestica.com.

Our forward-looking statements are based on various assumptions, many of which involve factors that are beyond our control. Our material assumptions include those related to the following: production schedules from our customers, which generally range from 30 days to 90 days and can fluctuate significantly in terms of volume and mix of products or services; the timing and execution of, and investments associated with, ramping new business (including new business associated with acquisitions); the successful pursuit, completion and integration of acquisitions; the success in the marketplace of our customers’ products; the pace of change in our traditional end markets and our ability to retain programs and customers; the stability of general economic and market conditions, currency exchange rates and interest rates; our pricing, the competitive environment and contract terms and conditions; supplier performance, pricing and terms; compliance by third parties with their contractual obligations, the accuracy of their representations and warranties, and the performance of their covenants; the costs and availability of components, materials, services, plant and capital equipment, labor, energy and transportation; operational and financial matters, including the extent, timing and costs of replacing revenue from completed or lost programs, or customer disengagements; technological developments; that the impact of the new U.S. tax reform on our operations will be as we currently anticipate; our ability to recover outstanding accounts receivable from a former solar supplier; the timing, execution, and effect of restructuring actions; our having sufficient financial resources and working capital to fund currently anticipated financial obligations and to pursue desirable business opportunities; our ability to diversify our customer base and develop new capabilities; the availability of cash resources for repurchases of outstanding subordinate voting shares under our current NCIB; compliance with applicable laws and regulations pertaining to NCIBs; applicable regulatory approvals will be obtained and other closing conditions to our purchase of Atrenne will be satisfied; that our purchase of Atrenne will be consummated in a timely manner and on anticipated terms; that internal cash flow and our ability to incur further indebtedness under our revolving credit facility will be as expected in order to finance the Atrenne acquisition as anticipated; and that, once acquired, we are able to successfully integrate Atrenne, expand our portfolio of solutions, and achieve the other expected benefits from the acquisition. While management believes these assumptions to be reasonable under the current circumstances, they may prove to be inaccurate. Forward-looking statements speak only as of the date on which they are made, and we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Note that the CEO letter also refers to certain non-IFRS financial measures (specifically, adjusted earnings per share, free cash flow and adjusted return on invested capital). A description of the definition, uses and limitation of these measures, as well as reconciliations to the most directly comparable IFRS measures can be found in the “Financial Highlights” table, as well as the Company’s most recent Annual Report on Form 20-F and quarterly press releases, which are available at www.celestica.com, and can also be found at www.sedar. com and www.sec.gov.